Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

	Note	(unaudited) March 31 2010	December 31 2009

Assets		$	$
Current assets:
Cash and cash equivalents		169,696	191,374
Gold bullion (market value $111,549; December 31, 2009: $108,749)	4	40,408	40,408
Receivables and other		85,206	83,082
Inventories	5	161,557	162,033

		456,867	476,897
Other long-term assets		119,368	136,122
Working interests		183,691	173,278
Royalty interests		27,961	28,688
Mining assets		1,070,019	1,053,348
Exploration and development		883,400	786,079
Goodwill		336,377	334,004
Other intangible assets		7,612	8,373

		3,085,295	2,996,789

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		174,100	175,320
Dividends payable		-	24,507
Current portion of long-term liabilities		8,744	12,257

		182,844	212,084

Long-term liabilities:
Future income and mining tax liability		244,063	237,379
Asset retirement obligations		100,105	97,337
Other long-term liabilities		10,519	10,216

		354,687	344,932

Non-controlling interests		26,247	23,112

Shareholders’ equity:
Common shares	7	2,234,324	2,203,269
Contributed surplus		37,247	36,693
Warrants		148	148
Retained earnings		172,731	113,887
Accumulated other comprehensive income	8	77,067	62,664

		2,521,517	2,416,661

		3,085,295	2,996,789

Commitment and Contingencies (note 12)

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited; Expressed in thousands of US dollars, except per share amounts)

First quarter ended March 31	Note	2010	2009
		$	$
Revenues		240,056	188,616
Expenses:
Mining costs, excluding depreciation, depletion and amortization		116,423	89,250
Depreciation, depletion and amortization		32,936	32,057
		149,359	121,307
		90,697	67,309
Earnings from working interests		10,413	5,941
		101,110	73,250
Other:
Corporate administration		10,447	10,873
Exploration and development		8,405	6,587
Net interest expense	10	248	356
Foreign exchange loss (gain)		(629)	8,213
Derivative loss (gain)	11	(204)	3,175
Gain on sale of gold bullion		-	(36,628)
Other net expense (income)		(7,472)	2,325
		10,795	(5,099)
Non-controlling interests		2,355	1,510
		13,150	(3,589)
Earnings before income and mining taxes		87,960	76,839
Income and mining taxes:
Current taxes		27,930	20,114
Future taxes		1,186	4,222
		29,116	24,336
Net earnings		58,844	52,503
Weighted average number of common shares outstanding (in thousands)	7(h)
Basic		369,411	310,100
Diluted		371,545	310,976
Basic and diluted net earnings per share		0.16	0.17

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; Expressed in thousands of US dollars)

First quarter ended March 31	2010	2009

COMPREHENSIVE INCOME	$	$

Net earnings	58,844	52,503

Other comprehensive income, net of tax:

Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign denominated operations	19,783	(17,568)

Change in unrealized gain (loss) on available-for-sale financial assets
Unrealized gain (loss)	(875)	773
Income tax impact	543	(265)
	(332)	508

Reversal of unrealized gain following the disposal of available-for-sale financial assets
Unrealized gain	(5,847)	-
Income tax impact	799	-
	(5,048)	-

Total other comprehensive income (loss), net of tax	14,403	(17,060)

Comprehensive income	73,247	35,443

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in thousands of US dollars)

First quarter ended March 31	Note	2010	2009

COMMON SHARES		$	$

Balance, beginning of year		2,203,269	1,655,755
Issuance of shares, net of issue costs		31,055	499,811
Balance, end of period	7(b)	2,234,324	2,155,566

CONTRIBUTED SURPLUS

Balance, beginning of year		36,693	39,242
Options issued on acquisition of Orezone		-	684
Exercise of options		(1,484)	(2,072)
Share bonus plan		(242)	(449)
Stock-based compensation	7(g)	2,280	1,404
Balance, end of period		37,247	38,809

WARRANTS

Balance, beginning of year		148	-
Warrants issued on acquisition of Orezone		-	148
Balance, end of period		148	148

RETAINED EARNINGS
Balance, beginning of year		113,887	21,897
Net earnings		58,844	52,503
Balance, end of period		172,731	74,400

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year		62,664	(61,228)
Other comprehensive income (loss) of the period		14,403	(17,060)
Balance, end of period	8	77,067	(78,288)

TOTAL SHAREHOLDERS’ EQUITY		2,521,517	2,190,635

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; Expressed in thousands of US dollars)

First quarter ended March 31	Note	2010	2009
		$	$
Operating activities:
Net earnings		58,844	52,503
Disbursement to asset retirement obligations		(466)	(1,856)
Settlement of derivatives		(3,262)	(3,617)
Items not affecting cash:
Earnings from working interests		(10,413)	(5,941)
Depreciation, depletion and amortization		32,936	32,057
Amortization of forward sales liability		-	(4,673)
Future income and mining taxes		1,186	4,222
Stock-based compensation	7(g)	2,280	1,404
Unrealized derivative loss (gain)	11	(181)	3,175
Gain on sale of gold bullion		-	(36,628)
Gain on sale of marketable securities		(8,027)	-
Asset retirement obligations adjustments		1,503	1,152
Non-controlling interests		2,355	1,510
Foreign exchange loss		132	7,506
Other		(561)	696
Change in non-cash working capital		1,218	9,794
		77,544	61,304
Investing activities:
Acquisitions		-	(3,271)
Advances to working interests		-	(6,645)
Restricted cash		-	5,311
Mining assets		(26,927)	(53,340)
Exploration and development		(86,674)	(6,385)
Long-term ore stockpiles		(3,229)	(2,763)
Net proceeds of other assets		12,490	24
Proceeds from sale of gold bullion		-	66,411
		(104,340)	(658)
Financing activities:
Proceeds from credit facility		-	60,000
Repayment of long-term liabilities and credit facility		-	(114,021)
Financing costs		(2,402)	-
Issue of common shares, net of issue costs		32,159	272,301
Dividends paid		(24,507)	(17,740)
		5,250	200,540
Impact of foreign exchange on cash and cash equivalents		(132)	(7,506)
Net increase (decrease) in cash and cash equivalents		(21,678)	253,680
Cash and cash equivalents, beginning of period		191,374	117,989
Cash and cash equivalents, end of period		169,696	371,669
Interest paid		203	476
Income and mining taxes paid		23,444	4,982

See the accompanying notes which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2009, except for the changes in accounting policies mentioned in note 2 below. The unaudited consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2009. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

Certain 2009 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2010.

2.	CHANGES IN ACCOUNTING POLICIES

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment was effective for the Company in 2010 and did not have an impact on the Company’s consolidated financial statements.

3.	FUTURE ACCOUNTING POLICIES

(a)	Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and Amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests, and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R—Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27—Consolidated and separate financial statements.

Amendments to section 3251 apply to entities that have adopted section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

(b)	Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011. The Company is in the process of evaluating the requirements of these new standards.

(c)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

4.	GOLD BULLION

		March 31 2010	December 31 2009
Ounces held	(oz)	99,999	99,999
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $000s)	40,408	40,408
End of period spot price for gold	($/oz)	1,116	1,088
End of period market value	(in $000s)	111,549	108,749

5.	INVENTORIES

	March 31 2010	December 31 2009
	$	$
Gold production inventory	33,394	43,548
Niobium production inventory	8,736	7,436
Concentrate inventory	724	703
Ore stockpiles – current	28,553	26,408
Mine supplies	90,150	83,938
	161,557	162,033

The amount of inventories recognized as an expense during the period is included in mining costs in the consolidated statement of earnings. The cost of inventory that was charged to expense represents all mining costs and amortization of mining assets. During the first quarter of 2010, there was no write-down of inventories recognized as an expense.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

6.	FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	March 31, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	169,696	169,696	191,374	191,374
Receivables included in receivables and other	56,335	56,335	62,229	62,229
Derivatives – Currency contracts	-	-	142	142
Derivatives – Heating oil option contracts	2,006	2,006	2,723	2,723
Derivatives – Aluminum option contracts	109	109	186	186
Marketable securities	35,251	35,251	46,407	46,407
Warrants held as investments	2,454	2,454	1,382	1,382

Financial Liabilities
Accounts payable and accrued liabilities	(174,100)	(174,100)	(175,320)	(175,320)
Derivatives – Currency contracts	(418)	(418)	-	-

(1)	The related interest income totaled $62,000 in the first quarter of 2010 ($120,000 in the first quarter of 2009).

Risks

The Company is subject to various financial instrument risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As at March 31, 2010, the Company’s cash and cash equivalents, and gold bullion position valued at the quarter-end gold market price, was $281,245,000 (December 31, 2009 – $300,123,000). Additional information on capital is disclosed in note 9.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk is associated with cash and cash equivalents, receivables and derivatives. The Company holds cash and cash equivalents in credit worthy financial institutions and does not hold any asset-backed commercial paper. The credit risk related to the Company’s receivables is considered minimal.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

Market risk comprises three types of risk:

•	Share, gold and commodity market price risk,
•	Currency risk, and
•	Interest rate risk.

Marketable securities and Warrants held as investments, and market price risk

In the first quarter of 2010, an unrealized loss related to change in the quoted share market value of marketable securities classified as available-for-sale of $875,000 was recorded in other comprehensive income compared to an unrealized gain of $773,000 in the first quarter of 2009. The Company sold some of its marketable securities during the first quarter of 2010. A gain of $5,847,000 initially included in other comprehensive income was transferred to the statement of earnings. At the end of March 2010, the Company reviewed the value of marketable securities for impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required as in the first quarter of 2009.

An unrealized gain of $1,001,000 related to the change in the fair value of warrants held as investments classified as held-for-trading was recorded in the first quarter of 2010 compared to a gain of $9,000 during the first quarter of 2009.

At March 31, 2010, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted respectively in an unrealized net of tax gain/loss of $2,876,000 included in other comprehensive income, and $186,000 in net earnings.

Gold market price risk

The hedges are specific to the Mupane mine production and intended to support a positive operating cash flow from the operation. The options provide protection on 32,000 ounces of gold production in 2010 at prices between $1,000 and $1,292 per ounce, and 26,400 ounces in 2011 at prices between $1,000 and $1,349 per ounce. Additional options were entered into in April 2010 to further hedge production in 2010, 2011 and 2012. The total of these option contracts provides hedges for 89% of the expected production through 2012.

During the first quarter of 2010, option contracts for 3,200 ounces of gold expired without being exercised and ounces of gold sold were delivered at spot price. As of March 31, 2010, the outstanding option contracts covered 55,200 ounces of gold remaining with a fair value of $139,000.

As at March 31, 2010, the valuation of the remaining gold option contracts was based on a gold price of $1,116 per ounce, and following the assumption of an increase or a decrease of $100 per ounce, would have been as follows:

	March 31, 2010 $1,116/oz	Increase of $100/oz at $1,216/oz	Decrease of $100/oz at $1,016/oz
	Fair value	Fair value	Fair value
	$	$	$
Gold option contracts	139	(3,107)	3,753

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

Currency exchange rate risk

During 2010, the Company will have a significant €uro requirement due to capital and operating expenditures related to the construction and operation of the Essakane mine site. At March 31, 2010, the outstanding contracts to buy €14,180,000 (equivalent of $19,500,000) represented hedging of 34% of Essakane’s €uro requirement for the remaining of 2010. These option contracts all expire in 2010 and do not qualify for hedge accounting.

Fair value	March 31 2010	December 31 2009
	$	$
€uro	(418)	290
Rand	-	(148)
Total	(418)	142

The fair value as at March 31, 2010, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the US dollar would have been as follows:

Fair value	March 31 2010	Increase of 10%	Decrease of 10%
	$	$	$
€uro	(418)	(2,231)	1,393

Fair value adjustments were recognized during the quarter and recorded as an unrealized derivative loss.

Heating oil option contracts and fuel market price risk

In 2009, the Company entered into additional option contracts at a cost of $1,630,000, hedging 8,610,000 gallons or 36% of 2010 planned fuel requirements. These contracts all expire in 2010 and do not qualify for hedge accounting. At March 31, 2010, there were outstanding option contracts totaling 6,090,000 gallons of heating oil or 32% of the remaining of 2010 Company’s planned fuel consumption at the Rosebel, Mupane, Sadiola, Yatela and Essakane operations.

The fair value is included in receivables and other in the consolidated balance sheet. At March 31, 2010, the fair value of outstanding contracts was as follows:

	Number of gallons	March 31 2010	December 31 2009
		$	$
Expiring in 2010	6,090,000	2,006	2,723

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

As of March 31, 2010, the valuation of these contracts was based on a heating oil price of between $1.45 and $2.00 per gallon with a net premium of $0.19 per gallon. The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

Fair value	March 31 2010 $0.19/gallon	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil options contracts	2,006	3,248	914

Changes in fair values resulted in a derivative loss as follows:

First quarter ended March 31	2010	2009
	$	$
Unrealized loss on contracts expiring in 2009	-	858
Unrealized loss on contracts expiring in 2010	325	-
Realized loss	20	-
Total included in derivative loss	345	858

Aluminum option contracts and market price risk

The Company used zero-cost collared call/put option contracts to hedge its aluminum exposure at the Niobec mine. These contracts all expire in 2010 and do not qualify for hedge accounting. The valuation of these contracts was based on an aluminum price of between $1,667 and $2,076 per metric tonne for the 2010 consumption. At March 31, 2010, there were option contracts totaling 450 metric tonnes, representing 15% of the remaining of 2010 Company’s planned aluminum consumption at the Niobec mine. At March 31, 2010, the fair value of outstanding contracts was as follows:

	Number of metric tonnes	March 31 2010	December 31 2009
		$	$
Expiring in 2010	450	109	186

The fair value based on an increase or a decrease of 10% in the price per metric tonne would have been as follows:

Fair value	March 31 2010	Increase of 10%	Decrease of 10%
	$	$	$
Aluminum option contracts	109	209	27

Changes in fair values resulted in a derivative loss as follows:

First quarter ended March 31	2010	2009
	$	$
Unrealized loss on contracts expiring in 2010	77	-
Realized gain	(43)	-
Total included in derivative loss	34	-

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

7.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

(b)	Issued and outstanding common shares

First quarter ended March 31	2010

	Number of Shares	Amount $

Issued and outstanding, beginning of period	368,887,211	2,203,269
Flow-through shares(c)	1,575,000	25,577
Exercise of options(d )	432,825	5,236
Share bonus and deferred share plans(e )	26,500	242

Issued and outstanding, end of period	370,921,536	2,234,324

(c)	Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. In March 2010, the Company issued additional flow-through shares at C$20 per share with gross proceeds of C$31,500,000 to fund prescribed resource expenditures on the Westwood project.

As at March 31, 2010, the remaining unspent amount was $30,316,000 (C$30,898,000). At the end of March 2010, the Company had not filed with tax authorities the documents to renounce the tax credits associated with the 2010 expenditures. The Company plans to fulfill its commitments under the subscription agreement and satisfy the requirements under applicable Canadian federal income tax legislation later in 2010 or at the beginning of 2011.

The documents required to renounce the tax credits associated with the 2009 expenditures were filed by the Company in the first quarter of 2010, and the Company recorded a future tax liability and corresponding reduction of shareholders’ equity in the amount of $2,829,000 in the first quarter of 2010.

(d)	Share option plan

As at March 31, 2010, the total number of shares reserved for the grants of share options was 20,257,401. As of March 31, 2010, 9,630,126 shares remained in reserve. Options issued on the acquisition of Repadre Capital Corporation (in 2003), and Cambior (in 2006) and Orezone (in 2009) are excluded from this reserve number.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

Changes in the Company’s share option plan during the first quarter of 2010 are presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at March 31, 2010 and December 31, 2009 between US dollar and Canadian dollar were 1.0192 and 1.0491 respectively.

First quarter ended March 31	2010

	Options	Weighted average exercise price (C$)

Outstanding, beginning of period	5,413,233	9.75
Granted	1,048,689	13.82
Exercised	(432,825)	9.18
Forfeited	(34,250)	9.71

Outstanding, end of period	5,994,847	10.50

Exercisable, end of period	1,788,658	10.27

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions. The weighted average expected life of these options is between one and eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

2010

Risk free interest rate	2%
Volatility	60%
Dividend	1%
Weighted average expected life of options issued (years)	3.75
Weighted average grant-date fair value (C$ per share)	6.00

(e)	Share bonus plan

The Company has a share bonus plan for employees with a maximum allotment of 600,000 common shares. As of March 31, 2010, 346,055 shares remained in reserve.

First quarter ended March 31	2010

Number
Outstanding, beginning of period	37,500
Granted	4,000
Issued	(26,500)

Outstanding, end of period	15,000

(f)	Deferred share plan

The Company has a deferred share plan for employees with a maximum allotment of 500,000 common shares. As of March 31, 2010, 468,625 shares remained in reserve. Outstanding shares at the end of March 2010 remained unchanged compared to the end of December 2009 with 95,125 shares.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

(g)	Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted.

First quarter ended March 31	2010	2009

	$	$
Share options	2,137	922
Share bonus plan	79	250
Deferred share plan	64	232

	2,280	1,404

(h)	Earnings per share

Basic earnings per share computation

First quarter ended March 31	2010	2009

	$	$
Numerator:
Net earnings	58,844	52,503

Denominator:	Number	Number
Weighted average common shares outstanding	369,410,611	310,100,001

Basic earnings per share	0.16	0.17

Diluted earnings per share computation:

First quarter ended March 31	2010	2009

	$	$
Numerator:
Net earnings	58,844	52,503

Denominator:	Number	Number
Weighted average common shares outstanding	369,410,611	310,100,001
Dilutive effect of employee share options	2,017,818	876,442
Dilutive effect of employee deferred share plan	110,125	-
Dilutive effect of warrants	6,081	-

Total average common shares outstanding	371,544,635	310,976,443

Diluted earnings per share	0.16	0.17

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	March 31 2010	March 31 2009

	Number	Number
Share options	1,384,545	2,949,456
Warrants	-	160,000

	1,384,545	3,109,456

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income
	$	$	$	$

Balance as at December 31, 2009	47,481	17,952	(2,769)	62,664

Change in the first quarter of 2010	19,783	(6,722)	1,342	14,403

Balance as at March 31, 2010	67,264	11,230	(1,427)	77,067

9.	CAPITAL DISCLOSURES

The Company manages capital by looking at the following items:

	March 31 2010	December 31 2009

	$	$

Cash and cash equivalents	169,696	191,374

Credit facility	-	-

Common shares	2,234,324	2,203,269

There were no changes in the Company’s approach to capital management during the quarter.

The Company’s capital structure was modified during the first quarter of 2010 in support of the Company’s growth objectives. On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility. This new credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. This credit facility is guaranteed and secured by the Company’s major subsidiaries and by a pledge of IAMGOLD’s shares in these subsidiaries. The maturity date of this new credit facility is March 24, 2013 with a provision to extend maturity date for a period of one year. In addition, on April 23, 2010, the Company entered into a $50,000,000 facility for the issuance of letters of credit.

At March 31, 2010, no funds have been drawn against the credit facility and $17,916,000 in letters of credit was used to guarantee certain asset retirement obligations. The Company has complied with its credit facility covenants.

In March 2010, the Company issued 1,575,000 flow-through shares at C$20 per share for gross proceeds of C$31,500,000 to fund prescribed resource expenditures on the Westwood project.

The Company has paid the 2009 annual dividend of $0.06 per share paid on January 12, 2010 totaling $22,133,000.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

10.	NET INTEREST EXPENSE

First quarter ended March 31	2010	2009

	$	$
Interest expense on credit facility	-	304
Credit facility fees	325	149
Other	-	23

Total interest expense	325	476

Interest income on cash and cash equivalents	(62)	(120)
Other interest income	(15)	-

Total interest income	(77)	(120)

Net interest expense	248	356

11.	DERIVATIVE LOSS (GAIN)

First quarter ended March 31	Note	2010	2009

Unrealized change in fair value of:		$	$
Derivative gold forward sales		-	479
Derivative foreign exchange instruments		418	1,817
Derivative heating oil option instruments	6	325	858
Derivative aluminum option instruments	6	77	-
Other (warrants held as investments and embedded derivatives)		(1,001)	21

Unrealized derivative loss (gain)		(181)	3,175

Realized loss (gain) on:
Derivative heating oil option instruments	6	20	-
Derivative aluminum option instruments	6	(43)	-

Realized derivative gain		(23)	-

Derivative loss (gain)		(204)	3,175

12.	COMMITMENT AND CONTINGENCIES

(a)	Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavorable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition. No amounts have been accrued in the financial statements.

(b)	Camp Caiman Project

During the first quarter of 2008, the French government indicated that it would not be allowing the Camp Caiman project to proceed and the Company instituted court proceedings in the second half of 2009 at the Administrative Tribunal in French Guiana which contest the legality of the French government’s decision and seek compensation in the amount of €275,000,000. The tribunal has scheduled a hearing for this matter on May 11, 2010, which will rule on the legality of the French government’s decision.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

(c)	Quimsacocha Project in Ecuador

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law, which were passed in February 2009, were approved by President Correa. The issuance of these regulations is a necessary step toward allowing the Minister of Mines to authorize the resumption of activity at the project site. The other step required is the review and confirmation of water permits for the project area. During the first quarter of 2010, the Company advanced the engineering for the concentrator. The Company intends to resume drilling and other feasibility work at Quimsacocha once authorization is received. If the Company is unable to reach an agreement with the government of Ecuador on an acceptable project development plan, there may be an adverse impact on existing rights, interests and carrying value, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. The Company will continue to monitor the situation. The carrying value of the Quimsacocha project included in exploration and development capitalized assets was $23,694,000 at March 31, 2010.

(d)	La Arena Project

In June 2009, an option and earn-in agreement with Rio Alto Mining Limited (“Rio Alto”) was entered into for the sale of the La Arena project in Peru. Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47,550,000. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30,000,000 in expenditures on the La Arena project. In 2009, Rio Alto was appointed the manager of La Arena S.A. and the La Arena project. Expenditures totaling $1,372,000 during the first quarter of 2010 ($5,056,000 since the appointment of Rio Alto in 2009) were incurred on the project under the earn-in agreement.

Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months if Rio Alto spends at least $10,000,000 over the initial two years of the option term. An additional consideration of $2,500,000 for the first extension and up to $5,000,000 for the final extension are payable upon extending the option term.

13.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:
•	Rosebel mine
•	Canada:
•	Doyon division including the Doyon mine closed in December 2009, the Mouska mine and the Westwood project
•	Botswana:
•	Mupane mine
•	Mali:
•	Joint venture in the Sadiola mine; on December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%
•	Joint venture in the Yatela mine (40%)
•	Ghana:
•	Working interests in the Tarkwa mine (18.9%)
•	Working interests in the Damang mine (18.9%)

The Company’s segments also include non-gold activities for the Niobec mine located in Canada, Exploration and development, and Corporate which also includes royalty interests located in Canada.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

First quarter ended March 31, 2010

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total

	$	$	$	$	$	$
Revenues	113,321	6,715	16,701	61,590	-	198,327
Depreciation, depletion and amortization	12,512	10	3,587	9,647	-	25,756
Earnings from working interests	-	-	-	-	10,413	10,413
Exploration and development expenses	145	933	105	996	-	2,179
Net interest expense (income)	-	37	-	-	-	37
Income and mining taxes (recovery)	16,921	-	-	9,435	-	26,356
Net earnings (loss)	32,113	(385)	885	13,801	10,413	56,827
Expenditure for mining assets and capitalized exploration and development	8,433	24,833	216	1,942	-	35,424
Increase (decrease) to goodwill	-	2,847	-	-	-	2,847

At March 31, 2010:
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	426,167	315,090	26,074	23,278	183,691	974,300
Total assets	678,761	444,732	52,740	199,288	242,851	1,618,372

First quarter ended March 31, 2010

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total

	$	$	$	$	$
Revenues	198,327	40,198	-	1,531	240,056
Depreciation, depletion and amortization	25,756	4,661	71	2,448	32,936
Earnings from working interests	10,413	-	-	-	10,413
Exploration and development expenses	2,179	-	6,226	-	8,405
Net interest expense (income)	37	-	(4)	215	248
Other expense (income)	-	-	-	(7,472)	(7,472)
Income and mining taxes (recovery)	26,356	-	(849)	3,609	29,116
Net earnings (loss)	56,827	16,102	(1,829)	(12,256)	58,844
Expenditure for mining assets and capitalized exploration and development	35,424	16,310	61,867	-	113,601
Increase (decrease) to goodwill	2,847	-	(474)	-	2,373

At March 31, 2010:
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	974,300	373,884	721,447	103,052	2,172,683
Total assets	1,618,372	415,146	1,016,247	35,530	3,085,295

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010

First quarter ended March 31, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	67,481	33,028	12,495	42,474	-	155,478
Depreciation, depletion and amortization	9,701	5,791	3,308	4,703	-	23,503
Earnings from working interests	-	-	-	-	6,432	6,432
Exploration and development expenses	996	1,257	-	46	-	2,299
Other expense (income)	147	(93)	-	-	-	54
Income and mining taxes (recovery)	9,866	766	-	5,187	-	15,819
Net earnings (loss)	17,144	7,129	(750)	12,600	6,432	42,555
Expenditure for mining assets and capitalized exploration and development	14,782	13,898	293	293	-	29,266
Increase (decrease) to goodwill	-	(2,833)	-	-	-	(2,833)

First quarter ended March 31, 2009

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	155,478	31,836	-	1,302	188,616
Depreciation, depletion and amortization	23,503	4,903	84	3,567	32,057
Earnings from working interests	6,432	-	(491)	-	5,941
Exploration and development expenses	2,299	-	3,474	814	6,587
Net interest expense (income)	-	23	(12)	345	356
Other expense (income)	54	-	2,274	(3)	2,325
Income and mining taxes (recovery)	15,819	603	(792)	8,706	24,336
Net earnings (loss)	42,555	13,847	54,184	(58,083)	52,503
Expenditure for mining assets and capitalized exploration and development	29,266	4,284	26,175	-	59,725
Increase (decrease) to goodwill	(2,833)	-	147	-	(2,686)

At December 31, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	426,812	282,532	29,445	27,252	173,279	939,320
Total assets	661,769	404,640	54,866	182,901	232,438	1,536,614

At December 31, 2009

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	939,320	351,485	653,711	105,250	2,049,766
Total assets	1,536,614	394,422	939,421	126,332	2,996,789

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2010